Exhibit 1

Baarerstrasse 14, 6300 Zug, Switzerland www.coca-colahellenic.com

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG

Settlement of New Issue of Notes

Closing of Tender Offer

Accession of Guarantor

Zug, Switzerland — 18 June 2013 Coca-Cola HBC AG (“Coca-Cola HBC”) today announces the settlement of an issue of €800 million principal amount of seven year fixed-rate notes with a coupon of 2.375% (the “New Notes”), issued by its subsidiary Coca-Cola HBC Finance B.V. (the “Issuer”) under its €3 billion Euro Medium Term Note Programme which was established on 3 June 2013. The New Notes are guaranteed by Coca-Cola HBC and Coca-Cola Hellenic Bottling Company S.A. (“CCH SA”). The New Notes have been admitted to the Official List of the UK Listing Authority and to trading on the Regulated Market of the London Stock Exchange plc.

The Issuer has also announced today the results of its invitation to holders of the outstanding €500 million 7.875% Notes due 15 January 2014 issued by the Issuer and guaranteed by CCH SA and Coca-Cola HBC Finance PLC (the “2014 Notes”) to tender their 2014 Notes for purchase by the Issuer for cash (the “Offer”).  €182,928,000 in aggregate nominal amount of the 2014 Notes have been tendered and purchased at a purchase price equal to 104.35 per cent.of the nominal amount of such notes together with accrued interest.

Further to its announcement on 10 June 2013 in connection with the 2014 Notes and the outstanding €600 million 4.250% Notes due 16 November 2016 issued by the Issuer and guaranteed by CCH SA (the “2016 Notes” and, together with the 2014 Notes, the “Existing Notes”), as constituted by an amended and restated trust deed dated 18 June 2008 made between, inter alia, the Issuer, CCH SA, Coca-Cola HBC Finance PLC and Citicorp Trustee Company Limited (the “Trustee”) and amended and restated trust deeds dated 2 June 2009 and 28 May 2010 made between the Issuer, CCH SA and the Trustee (together, the “Relevant Trust Deeds”), Coca-Cola HBC hereby gives notice to the holders of the Existing Notes that it has entered into a supplemental trust deed dated 18 June 2013 to the Relevant Trust Deeds with the parties thereto pursuant to which, with effect from 18 June 2013, it has become an additional guarantor of the Existing Notes and has agreed to, jointly and severally with the other guarantors for the time being of the Existing Notes, unconditionally and irrevocably guarantee the payment of all sums expressed to be payable by the Issuer under the Relevant Trust Deeds or in respect of the Existing Notes.

Coca-Cola HBC refers to the outstanding 5.125% Notes due 2013 and 5.500% Notes due 2015 (the “U.S. Notes”) issued pursuant to the Indenture, dated as of September 17, 2003, among CCH SA, the Issuer and The Bank of New York (now known as The Bank of New York Mellon), as trustee. On 18 June 2013, Coca-Cola HBC provided a guarantee of the due and punctual payment of the principal interest (and premium, if any) due under the U.S. Notes for the benefit of the holders of the U.S. Notes.

Disclaimer

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the New Notes or an offer to buy or a solicitation or an offer to sell the 2014 Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Offer referred to herein is not extended into the United States or to, or for the account or benefit of, U.S. persons. The New Notes and the 2014 Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended), and may not be offered, sold, tendered, bought or delivered within the United States or to or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements.

Enquiries

Coca-Cola Hellenic Group Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com

International media contact:

RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com

Greek media contact:

V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Coca-Cola Hellenic Bottling Company SA, a subsidiary of Coca-Cola HBC, has shares listed on the Athens Exchange (ATHEX: EEEK) and American depositary shares, each representing one Coca-Cola Hellenic ordinary share, listed on the New York Stock Exchange (NYSE:OCCH).